April 14, 2006

Mail Stop 3561

Via US Mail and Facsimile

Mr. Anthony R. Russo
Chief Financial Officer
222 Grace Church Street, Suite 300
Port Chester, New York 10573

Re:	American Business Corporation
	Form 10-KSB for the year ended December 31, 2004
	Forms 10-QSB for the quarters ended March 31, 2005, June 30,
2005 and
      September 30, 2005
	Commission file #: 033-16417-LA

Dear Mr. Russo:

We have reviewed your March 23, 2006 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


* * * * * * * * * * * * * * * * * * * * * * *

Form 10-KSB for the year ended December 31, 2004

Financial Statements

Condensed Balance Sheets, page 19
Statements of Operations, page 20

1. We note from your response to our prior comment 3 that the aggregate estimated interest expense relating to the years 2002 through 2004 is $830,940. In this regard, it appears that the estimated interest expense per year is material to your statements of operations for the years ended 2003 and 2004. Therefore, please revise your financial statements accordingly. In light of the fact that you will be filing your Form 10-K for the year ended December 31, 2005 within the next few weeks, the Staff will not object to your presentation of the restatement of these amounts within the 2005 Form
10-K.

Notes to the Financial Statements

Note 4 - Discontinued Operation and Net Liabilities of
Discontinued
Operations, page 24

2. We note from your response to our prior comment 5 that you have provided an analysis of the charges and accruals related to discontinued operations. As previously requested, please describe by year, material changes to accruals, such as cash payments made, reversals or adjustment to changes through the year ended December 31, 2004. For example, please explain the $10.8 million gain recorded in 2002 and the other decrease to estimated liability of $1.5 million recorded during 2002. Also, please confirm that you will expand MD&A in future filings to discuss the timing of cash payments to be made as a result of your guaranteed obligations and when you expect to resolve all such obligations.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments via EDGAR within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Claire Erlanger at 202-551-3301 or Kathy Mathis at 202-551-3383 if you have questions.

								Sincerely,



								Joseph A. Foti
								Senior Assistant Chief
Accountant
Mr. Anthony R. Russo
American Business Corporation
April 14, 2006
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